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AH 9/29/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03051937

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41231


RECEIVED
PROCESSING
SEP 26 2003
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 07/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First Dallas Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Maple Avenue
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 9-29-200

OATH OR AFFIRMATION

I, John A. Doyle ____________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Dallas Securities, Inc. ____________, as of July 31 ____________, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


KATHRYN W GARVIN
NOTARY PUBLIC
State of Texas
Comm. Exp. 08-30-2005
NOTARY PUBLIC
STATE OF TEXAS

Notary Public

Signature

Chief Operating Officer

Title

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FIRST DALLAS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JULY 31, 2003

FIRST DALLAS SECURITIES, INC.

CONTENTS

	PAGE
INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2 - 3
STATEMENT OF INCOME	4
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	5
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	6
STATEMENT OF CASH FLOWS	7
NOTES TO FINANCIAL STATEMENTS	8 - 10
SUPPORTING SCHEDULES	
Schedule I: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	12 - 13
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	14
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	16 - 17



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

Board of Directors
First Dallas Securities, Inc.

We have audited the accompanying statement of financial condition of First Dallas Securities, Inc. as of July 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Dallas Securities, Inc., as of July 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 19, 2003

FIRST DALLAS SECURITIES, INC.
Statement of Financial Condition
July 31, 2003

ASSETS

Cash and cash equivalents	$ 883,119
Receivable from broker-dealers and clearing organizations	149,866
Securities owned	2,590
Other assets	571
	$ 1,036,146

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Financial Condition
July 31, 2003

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses	$ 21,000
Payable to broker-dealers and clearing organizations	13,168
Due to parent	89,031
	123,199
Stockholder's equity	
Common stock, 1,000,000 shares authorized with $.05 par value, 10,000 shares issued and outstanding	500
Additional paid in capital	61,200
Retained earnings	851,247
Total stockholder's equity	912,947
	$ 1,036,146

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Income
For the Year Ended July 31, 2003

Revenues	
Securities commissions	$3,023,298
Sale of investment company shares	160,794
Other income related to securities business	200,620
Interest income	10,993
	3,395,705
Expenses	
Registered representatives commissions	1,371,704
Commissions and clearance paid to all other brokers	349,852
Losses in error account	46,912
Regulatory fees and expenses	45,032
Other expenses	1,547,809
	3,361,309
Income before income taxes	34,396
Provision for income taxes	6,583
Net income	$ 27,813

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended July 31, 2003

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at July 31, 2002	$ 500	$ 61,200	$ 823,434	$ 885,134
Net income			27,813	27,813
Balances at July 31, 2003	$ 500	$ 61,200	$ 851,247	$ 912,947

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended July 31, 2003

Balance at July 31, 2002	$	-0-
Increases		-0-
Decreases		-0-
Balance at July 31, 2003	$	-0-

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended July 31, 2003

Cash flows from operating activities:	
Net income	$ 27,813
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers	46,044
Decrease in other assets	1,284
Increase in accrued expenses	9,985
Increase in amount due to Parent	39,539
Net cash provided (used) by operating activities	124,665
Cash flows from investing activities:	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net increase in cash and cash equivalents	124,665
Cash and cash equivalents at beginning of year	758,454
Cash and cash equivalents at end of year	$ 883,119

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:	
Interest	$ 20
Income taxes	$ 4,555

The accompanying notes are an integral part of these financial statements.

FIRST DALLAS SECURITIES, INC.
Notes to Financial Statements
July 31, 2003

Note 1 - Summary of Significant Accounting Policies

First Dallas Securities, Inc. ("Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a Texas Corporation that is a wholly-owned subsidiary of First Dallas Holdings, Inc. ("Parent"). Substantially all of the Company's business is conducted with customers located in the southwestern United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities readily marketable are carried at fair market value and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Money market funds are considered cash equivalents for the purposes of the statement of cash flow.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At July 31, 2003, the Company had net capital of approximately $899,350 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .14 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109. Any resulting provision or benefit for income taxes is recorded as receivable from or payable to the Parent.

Note 5 - Related Party Transactions

Parent, per a services agreement, provides all of the general administrative expenses for the Company. The Company paid or accrued to Parent $804,990 in administrative fees, $742,800 in management fees, and $4,855 in federal income taxes during the year ended July 31, 2003. The Company also paid Parent $1,371,704 which Parent, as a common paymaster, paid to licensed salesmen of the Company. At July 31, 2003, the Company owed the Parent $89,031 of which $375 relates to Federal income taxes.

The Company acts as the distributor for Hodges Fund ("Fund") which is a series of Professionally Managed Portfolios managed by Hodges Capital Management, Inc. owned by Parent. The Fund paid to the Company a fee at an annual rate of up to 0.25% of the average daily net assets of the Fund as reimbursement for, or in anticipation of, expenses incurred for distribution-related activity. These fees were $42,925 for the year ended July 31, 2003.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At July 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

During the normal course of business, the Company filed a collections action against a client pursuant to the margin agreement between the parties. On June, 23, 2003, the client filed a cross-complaint against the Company for $2,000,000 in compensatory damages, plus punitive damages, interest, costs, and attorneys' fees. On August 29, the parties stipulated to binding arbitration on the Company's collection actions and the cross-complaint.

The cross-complaint is expected to be filed with the NASD. The Company is vigorously contesting the matter. Management does not believe there will be a loss associated with this complaint. No provision for loss has been made in the financial statements regarding this matter.

Note 7 - Concentration of Credit Risk

The Company maintains deposits in excess of federally insured limits. The risk is managed by maintaining all deposits in high quality institutions.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

July 31, 2003

Schedule I

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2003

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 912,947
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	912,947
Deductions and/or charges	
Non-allowable assets	
Other assets	(571)
Net capital before haircuts on securities positions	912,376
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Undue concentration	13,026
Net capital	$ 899,350

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 21,000
Payable to broker-dealers and clearing organizations	13,168
Due to parent	89,031
Total aggregate indebtedness	$ 123,199

Schedule I (continued)

FIRST DALLAS SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of July 31, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 8,213
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$ 649,350
Excess net capital at 1000%	$ 887,030
Ratio: Aggregate indebtedness to net capital	.14 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

FIRST DALLAS SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of July 31, 2003

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: First Clearing Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended July 31, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
First Dallas Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of First Dallas Securities, Inc. (the "Company"), for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 19, 2003